Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Relevant Fact, dated May 21, 2008, entitled “Ultrapar receives the investment grade rating from Moody’s”

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF nº 33.256.439/0001-39
NIRE 35.300.109.724

Ultrapar receives the investment grade rating from Moody’s

São Paulo, Brazil, May 21, 2008 – ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a company engaged in fuels distribution (Ultragaz/Ipiranga), production of chemicals (Oxiteno), and integrated logistics solutions for special bulk cargo (Ultracargo), hereby informs that the credit rating agency Moody’s Investors Service (“Moody’s”) has assigned its Baa3 rating, equivalent to investment grade, to Ultrapar.

According to Moody’s, the Baa3 rating reflects Ultrapar’s track record of cost-focused management and the company’s leading market position in all three of its business sectors, which are supported by continuous investments in its strong brands in the fuels distribution business and in research and development for specialty chemicals.

Additionally, the credit rating agency Standard and Poor’s (S&P) has changed its outlook for Ultrapar’s rating from stable to positive.

The investment grade rating highlights Ultrapar’s cash generation capacity and sound financial management and corporate governance, reinforcing its strategy focused on value creation.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 22, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer